WOODSIDE

05012857

16 November 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
NOV 28 2005
WASH, D.C. 203 SECTION

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside Investor Briefing Day – Delivering Growth, lodged with the Australian Stock Exchange on 16 November 2005;
- Woodside Investor Briefing Day – Value Creation Session, lodged with the Australian Stock Exchange on 16 November 2005;
- Woodside Investor Briefing Day – Value Delivery Session, lodged with the Australian Stock Exchange on 16 November 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

WOODSIDE

WEDNESDAY, 16 NOVEMBER 2004
5:00AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 0419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE INVESTOR BRIEFING DAY

"DELIVERING GROWTH"

Woodside Petroleum Ltd. will today host a briefing for institutional investors, analysts and journalists, from 9:00am until 1:00pm (AESST).

A copy of the presentations will be lodged with the ASX subsequent to this release. The following topics and key messages will be discussed at the briefing:

Delivering Growth – Woodside has aspirations for a big lift in production beyond the 2006 projects of Chinguetti, Otway, Enfield.

Financial Management – New projects deliver growth in cash flow, dividends and margins.

Exploration – 2006 drill activity to increase by 90%. Programme includes several big hit targets.

Mergers & Acquisitions – Woodside has the capability & capacity for M&A but is not under pressure to make an acquisition.

LNG Opportunities – Woodside is well placed to market LNG as demand increases.

Browse – 2006 will be a big year with further drilling, reserves certification and marketing.

Pluto – Negotiations for gas sales well advanced with North Asian customers for base volumes.

Operations – Safety is tracking well and costs are under control. The 2005 production target has been raised to at least 59MMboe.

Africa – Chinguetti, Woodside's first operated international project to go from discovery to production, is only 3 to 4 months away from delivery.

Australia – Otway and Enfield projects will lift 2006 production. Stybarrow and Vincent potential oil developments are targeting production startup in 2008.

NWS Venture – LNG deliveries from Train 5 are planned for Q4 2008. LNG capacity for Trains 1 to 5 is expected to be around 16.3mtpa (previous expectation was 15.9mtpa).

USA – Woodside is building a high-value hub in the Gulf of Mexico. Woodside's first full-year of production from the Gulf of Mexico is anticipated in 2006.

A colour copy of the presentations will be available on the Woodside website www.woodside.com.au. A live video and audio webcast will also be available from 9:00am (AESST). *An archived recording of the webcast can be accessed via a link on our website from* 4:00pm (AESST).

Algerian production

- Annual revenue ~US$41.5 million (Woodside share)
- 2005 production to end September (Woodside share)

Condensate	564,500 barrels
LPG	43,000 tonnes


Algiers
Tunis
Morocco
Tunisia
401d
Algeria
Ohanet
Libya
500



WOODSIDE

Delivering growth


EXPLORATION & APPRAISAL
PRODUCTION OPPORTUNITIES
COMMITTED PROJECTS
EXISTING BUSINESS
ALGERIA
MAURITANIA
LIBYA
KENYA
TIOF A
TEVET A
BANDA A
CHINGUETTI
OHANET
Delivering Value
OIL
GAS

A = Appraisal

WOODSIDE

African hubs



Canary Islands
(2002)
Non Operator
Algeria
(2002)
Non Operator
Libya
(Q4 2003)
Operator
Mauritania
Liberia
(2005)
Operator
Kenya
(2003)
Operator
Ksar
408a/409
Proven Province
Frontier Acreage

WOODSIDE

WOODSIDE

Africa Business Unit

Duncan Clegg

Director - Africa Business Unit

Sydney

16 November 2005

Woodside response – skilled people

- **New recruits**
  - 570 employees in past year
  - 11% sourced outside Australia
- **Voluntary turnover** under industry average
- **Resourcing & Capability Plans** maintained
- **Retention strategies** key focus area
- **Graduate, trainee and apprenticeship** programs
- **Engage contractors** in capability planning

Key messages

- Project cost pressures more than offset by strong oil prices
- Supply constrained for key resources but …
- Woodside actively managing response to these market challenges

Woodside has capacity and capability to manage numerous projects and operations

Market challenge – drilling

- Rig rates — up 100 - 400% past 18 months
- Service contractor rates — up ~50% past 12 months
- Reliability of contractor services
- Skilled resource shortage



WOODSIDE

Woodside response – drilling

- **Rig access and costs**

  Moved fast to secure rigs for global activity through 2006 and 2007



- **Service contractor costs and support**

  Implemented service contracts for most key services in 2003 and 2004 on long-term contracts

- **Skilled resource needs**

  Successful recruitment campaign

WOODSIDE

Woodside response


Xmas tree being offloaded

- Selective pre-investment
- Standardisation of design and components
- Strategic contracting – frame agreements
- Increasing move to EPIC/EPCM contracts
- Majority costs for committed projects 'locked in'

EPCM - Engineering, Procurement, Construction & Management
EPIC - Engineering, Procurement, Installation & Commissioning

WOODSIDE

Woodside project delivery

★ **WPL Performance** (Average 4 major projects)
Industry Peers (majors & independents)



Fast Schedule @ Above Industry Average Cost
Fast Schedule @ Below Industry Average Cost
Slow Schedule @ Above Industry Average Cost
Slow Schedule @ Below Industry Average Cost

Source: Independent Project Analysis (IPA); March 2005

WOODSIDE

Market challenge – costs

- **Line pipe prices** — up 30 % in last year
- **Fabrication** — up more than 30 % since 2003
- **Offshore construction**
  - Labour costs — up 30 % since TSEP (2003)
  - Overall spread cost — up 30 – 40 % since 2004
  - Management and fees — show significant increases
- **Engineering/Project Management personnel** — up 15 % in last 18 months

TSEP - Trunkline System Expansion Project

WOODSIDE

Market challenge – access to resources

- **Lead time shipyard berths** (new build/conversion)
- **Tight market** - pipelay/derrick barges
  - rigs
- **Supply constraints** and/or **increased lead times**
  key inputs including:
  - Subsea hardware
  - Line pipe
  - Drilling tubulars
  - Compressors
  - Heat exchangers
  - Cryogenic valves and fittings
  - Structural steel



WOODSIDE

Key messages

- 2005 production target upgraded to at least 59MMboe
- Chinguetti, Enfield, Otway projects on schedule and within combined budget
- Healthy opportunity pipeline
- Strong production growth outlook
- 2006 production to increase by ~30%

Industry climate



- **High oil price**
  - Driving up resource and commodity prices
- **Increased competition for resources**
  - Large construction projects nationally and internationally constraining access to services and equipment
- **Rising cost of materials and services**
  - Caused by supply/demand imbalances
- **Increased competition for skilled people**

Production projection



MMBoe
0
20
40
60
80
100
120
140
160
2004
2005
2006
2007
2008
2009
2010
2011
Existing Business
NWSV Trains 1-4
WCLH Oil
Laminaria-Corallina
Legendre
Ohanet
Mutineer-Exeter
Committed Projects
Otway
Enfield
Chinguetti
Gulf of Mexico
NWSV Train 5
Production Opportunities
Tiof, Tevét, Jahal,
Stybarrow, Vincent,
Pluto, Kipper, Egret and
NWS Western Flank Oil
Risked Exploration

Projection as at August '05

WCLH: Wanaea, Cossack, Lambert and Hermes Fields

Note: Ohanet production in 2005-2011 derived using a flat oil price of US$24/bbl

Increasing oil price exposure

1H 2005 Production



1H 2005 Revenue



Note: Oil includes Condensate

2007(F) Production



2007 Revenue

Upside from:

- Additional oil production, Chinguetti and Enfield
- Increased exposure to Henry Hub gas prices

(F) = Forecast

Production opportunity pipeline

Project	Design Work	Investment Decision	First Production	Status
Angel	✓	Q4 2005	Q4 2008	Design work started
Stybarrow	Q4 2005	Q4 2005	2008	Environmental Impact Statement approved
Vincent	Q4 2005	Q1 2006	2008	Environmental Impact Statement lodged
Kipper	1H 2006	Reviewing	2009	MOU signed for field development
Egret	Q2 2006	2007	2009	Planning phase initiated
Tiof (Mauritania)	Reviewing	Reviewing	Reviewing	Further appraisal studies
Pluto	Preliminary	2007	2011	Customer negotiations well advanced
Browse	Preliminary	2008-2010	2011-2014	Site evaluation, 2H 2005 appraisal
NWS Western Flank	Q4 2006	2008	2011	Progressing facility and subsurface studies
Jahal	Reviewing	Reviewing	Reviewing	Negotiating PSC terms and access
Sunrise	Stalled	Stalled	Stalled	Subject to regulatory, legal and fiscal certainty

Projects located in Australia unless otherwise noted
MOU = Memorandum of Understanding

Blue = Changes since August 2005

Committed project status

Project	Design Work	Investment Decision	First Production	Status
Midway (GoM)	✓	✓	End 2005	Delays due to Hurricane Katrina
Chinguetti (Mauritania)	✓	✓	End Feb 2006	*Berge Helene* on location, subsea installation underway
Otway	✓	✓	Mid-2006	Jacket arrived, *Maersk Guardian* arrived
GWA Low Pressure Train[1]	✓	✓	2H 2006	Assembling commissioning team
Enfield	✓	✓	Q4 2006	Riser installed on *Nganhurra* FPSO
Perseus 1B[1]	✓	✓	Q1 2007	Rig mobilisation work continuing
Perseus Over Goodwyn[1]	✓	✓	Q2 2007	Commenced linepipe coating
Neptune (GoM)	✓	✓	Late 2007	Steel cutting for tension leg started
LNG Train 5	✓	✓	Q4 2008	Site works and preassembly of modules started

Projects located in Australia unless otherwise noted

Blue = Changes since August 2005

1 Volumes already accounted for in NWSV Production Projection
Gryphon developments not shown

Woodside cost performance

Brownfield expansion, additional capacity at low incremental operating cost


up
12%
from
T1-3
up
56%
from
T1-3
up
14%
from
T1-4
up
36%
from
T1-4
Trains 1- 3
Trains 1 - 4
Trains 1 - 5
Gas system operating cost
LNG production capacity

WOODSIDE

Woodside – production

2005 production target upgraded to at least 59MMboe


A$\boe
8
6
4
2
Lifting costs
Production (MMboe)
Production (MMboe)
2002
2003
2004
1H 2005
Gas
Oil
Total Oil and Gas
Production (MMboe)

WOODSIDE

Woodside safety

25% improvement in 2005 safety performance


Total Recordable
Case Frequency
10
8
6
4
2
2002
2003
2004
2005
to Sept

WOODSIDE

WOODSIDE

Managing Market Challenges

Keith Spence

Chief Operating Officer

Sydney

16 November 2005

Mauritania – exploration


Block 7
7
Salt Structure
Oil Discovery
Gas Discovery
Prospect
3D seismic area
Pelican
Zoulé
6
PSC C6
Tiof
5
Espadon
Tevét-2
Tevét
4
Banda
PSCB
Labeidna
3
Sotto
PSCA
2
PSC C2

- **2005 program**

  Up to 6 exploration wells

- Sotto-1	Unsuccessful
- Espadon-1	Unsuccessful
- Tevét-2	Oil column ~37m
Tevét Deep	Oil column ~6m
- Labeidna-1	Oil target
- Zoulé	Oil/Gas target
- TBA	Oil/Gas target

- **2006 program**

  3D seismic

  4 exploration wells budgeted

2005 Mauritania achievements



- Chinguetti success
- Tiof and Tevét appraisal
- Mauritania strategy
- Strengthened capability
- Community involvement
- Onshore acreage position established

Tevét discovery and appraisal

- 2004 Tevét-1 discovery ~70m gas column over 44m oil column in Miocene
- Tie-back distance to Chinguetti (10kms)


Banda Field
Chinguetti Field
Tevét Field
Tevet-1
Banda-2
Chinguetti-4-3ph
Mto-3

- 2005 appraisal confirms southern extent and reservoir thickness but slightly reduced sand content
- Potential to fill spare Chinguetti capacity
- Exploration in Cretaceous confirms small hydrocarbon column. Encouraging result for future Cretaceous targets

WOODSIDE

Tiof appraisal


Tiof West
Tiof-3 Appraisal
Tiof-1 Discovery
Tiof-4 Appraisal
Tiof-5 Appraisal
Tiof-6 Test
N
Gas Cap
Oil Leg
Tiof Canyon System
2km

- Complex reservoir
- Further evaluation required

WOODSIDE

Chinguetti success

1st Woodside-operated international project delivering production

- *Berge Helene* on location
- Subsea installation underway
- Commissioning ~ mid-Dec 2005
- First oil target end February 2006



WOODSIDE

Chinguetti production



Berge Helene
FPSO
Banda Gas
Injection
(1 well)
LEGEND
Production
Gas Injection / Lift
Water Injection
Electro-Hydraulic Control Umbilical

FPSO

- Storage 1.65 MMbbl
- Permanently moored
- Production ~75kbpd

Subsea

- 6 production wells
- 5 water injection wells
- 1 gas injection well

WOODSIDE

Key messages

- Chinguetti success
  (Discovery ➡ production in 5½ years)
- Experienced management team in place
- Proving credentials as international operator
- Deliver shareholder value

WOODSIDE

Australia Business Unit

Betsy Donaghey

Director Australia Business Unit

Sydney

16 November 2005

Enfield project delivery

- On schedule and budget
- First production Q4 2006
- Estimated reserves >125 MMbbl
- Production 100kbbl/d



Riser in place on *Nganhurra* FPSO

WOODSIDE

2005 Achievements - existing business

- **Mutineer-Exeter**
  - First production
- **Laminaria**
  - Shell equity
  - OPEX

    OPEX = Operating Expenditure
- **Legendre**
  - Availability
  - Capacity



Laminaria FPSO – *Northern Endeavour*

Delivering growth



EXPLORATION & APPRAISAL
PRODUCTION OPPORTUNITIES
COMMITTED PROJECTS
EXISTING BUSINESS
JPDA 03-01
TAJ
PLEIADES
HURRICANE A
JAHAL-2 A
LAMINARIA A
THYLACINE Sth
STYBARROW
VINCENT
JAHAL
KIPPER
ENFIELD
OTWAY
LEGENDRE
LAMINARIA
MUTINEER-EXE.
Delivering Value

A = appraisal

JPDA = Joint Petroleum Development Area

OIL
GAS

WOODSIDE

Australia & Timor Sea



LAMINARIA-CORALLINA
JAHAL
MUTINEER-EXETER
LEGENDRE
STYBARROW
ENFIELD
VINCENT
OTWAY
KIPPER
OIL
GAS

WOODSIDE

Otway project delivery


Columns arrive for onshore gas plant

- On schedule and budget
- First production mid-2006
- Recovery
  - 948 Bcf raw gas
  - 12.2 MMbbls condensate
  - 1.7mt of LPG
- Production 60PJ/a

WOODSIDE

Enfield project status


Progress
%
100
0
Indicative progress at end Oct 2005



Topside installation - *Nganhurra'* FPSO

- FPSO hull complete and topside integration underway
- FPSO anchors and mooring legs installed
- Development drilling over 50% complete

FPSO = Floating Production Storage Offtake facility

Production opportunities

- **Stybarrow**
  - Woodside 50% (BHPB Operated)
  - EIS* approved
  - Investment decision target late 2005
  - First production target 2008

  * EIS: Environmental Impact Statement



Eskdale
Vincent
Stybarrow
Enfield
WA-155-P (1)
Ravensworth
Stickle
Crosby
Laverda
Scafell
Gas Fields

- **Vincent**
  - Woodside 60% (Operator)
  - Investment decision target Q1 2006
  - First production target 2008

Otway project status


Progress
%
100
0
Indicative progress at end Oct 2005



'*Maersk Guardian*' drill rig in transit to Otway

- Shore crossing complete
- Onshore gas plant civil works well advanced
- Drill rig – Nov 2005 for jacket and topsides installation and production wells

WOODSIDE

NWS Venture Business Unit

Dr Jack Hamilton
Director – North West Shelf Venture

Sydney
16 November 2005

Key messages

- Efficiently managing operations
- Delivering current projects
- Driving new developments

Potential exploration opportunities



JPDA 03-01
JAHAL-2 A
LAMINARIA A
TAJ
PLEIADES
HURRICANE A
THYLACINE Sth A

A = appraisal

OIL GAS

WOODSIDE

Production opportunities

- **Jahal**
  - Woodside 40% (Operator)
  - New PSC pending
  - JV alignment
  - Possible tie-back to '*Northern Endeavour*'



AC/P8
Coralline
NORTHERN ENDEAVOUR
AC/L5
Jahal
Kuda Tasi
JPDA 03-01
Laminaria
Buffalo
Krill
10Nm
Legend

- **Kipper**
  - Woodside 21%[1] - after unitisation (Esso Operated)
  - Design work to start early 2006
  - MoU signed for field development
  - First production target 2009[2]

[1] Vic/RL2 Woodside 30%

[2] *Subject to funding and corporate approvals*

MoU = Memorandum of Understanding

Delivering growth



EXPLORATION & APPRAISAL
PRODUCTION OPPORTUNITIES
COMMITTED PROJECTS
EXISTING BUSINESS
PEMBERTON
PERSEPHONE
TIDEPOLE DEEP
LAMBERT WEST
HOMER EAST
CAMELBACK
WESTERN FLANK
PERSEUS 1C
NTH. RANKIN B
WESTERN FLANK
WCLH INFILL
PHASE V LNG
POG
PERSEUS 1B
GOODWYN LPT
ANGEL*
WLH GASLIFT
2 PLATFORMS (GWA, NRA)
ONSHORE GAS PLANT
1 FPSO (COSSACK PIONEER)
Delivering Value

- Final Investment Decision commitment due December 2005
  At this stage, FID decision only taken by Woodside

POG	- Perseus over Goodwyn	LPT	- Low Pressure Train
WCLH	- Wanaea-Cossack Lambert-Hermes	WLH	- Wanaea-Lambert-Hermes
NRA	- North Rankin A	GWA	- Goodwyn A

OIL GAS

Keys to success

- Manage world-class facilities and maintain safe, reliable supply
- Grow hub to optimise value
- Leverage competitive LNG Train 5 brownfield opportunity
- Deliver sustained value from long-term contracts and long-life reserves


L N G

Contracted capacity


mtpa
20
15
10
5
2006
2010
2015
2020
2035
T 1-5 capacity
Contracted
Uncontracted

- Strong customer demand for uncontracted volume
- Marketing focus North Asia, particularly Japan
- Re-contracting discussions well advanced

WOODSIDE

Projects scorecard

Project		FID	First Production	NWSV Capital Cost A$Billion	On Target
Perseus over Goodwyn		Dec 2004	1H 2007	0.7	✓
Perseus Phase 1B		Apr 2005	Q1 2007	0.2	✓
WCLH	2005 Development Well	June 2005	Q3 2006		
	Gaslift		Q4 2007	0.2	✓
LNG Phase V		June 2005	Q4 2008	2.0	✓
Angel		Dec 2005	Q4 2008	1.6	✓

FID = Final Investment Decision
WCLH = Wanaea-Cossack Lambert-Hermes

WOODSIDE

Delivering reliable operations

- LNG plant operations benchmark among world's best
- Train 4 compressor failure - cause identified, learnings applied



Percent of total capacity
8
6
4
2
2001
2002
2003
2004
Yearly downtime
NWSV includes Train-4 from Q4 2004
Peer Group
Downtime measured when production is below max. daily capacity
Annualised from cycle time
NWSV (Karratha)
Peer Group
Downtime taken over major shutdown cycle: Karratha – 6yrs; Peer Group – 5+yrs

Phase V – LNG expansion



Phase V project includes:

4.4 mtpa LNG Train 5
Acid-gas removal unit
Fractionation unit
Jetty spur
Second loading berth
Power generation facilities
Support facilities

- June 2005 capex approval of A$2 billion
- Aug 2005 construction began
- Expect
  - mid-2008 commissioning
  - Q4 2008 first shipment
- Total system capacity (Trains 1-5) expected to increase to 16.3 mtpa
- Optimised onshore and offshore production capacity

Sustaining value – offshore gas supply

- 9 Tcf produced of 33 Tcf expectation reserves
- Maintain reliable gas supply through:
  - Perseus
  - Angel
  - Goodwyn Low Pressure Train
  - North Rankin B Compression


COSSACK
WANDOO

- In addition to Phase V, investing A$5 billion in offshore projects in next 5 years

WOODSIDE

Sustaining value – oil projects


Lambert & Hermes Manifold
Wanaea-3 Manifold
Cossack Manifold
Wanaea-1 Manifold
Wanaea-2 Manifold
Wanaea-1
Wanaea-7
Wanaea-6
Existing system
Gaslift Project
2005 Wells
2006 Target wells

- Wanaea-1 and -7 subsea repairs Nov/Dec 2005
- Planned wells Wanaea South – Q1 2006
  Lambert South, Wanaea infill wells – mid/late 2006
- Studies underway for new oil opportunities
  e.g. Egret tie-in to Cossack Pioneer, Western Flank Oil
- Subsea expansion to add production from Q1 2006

Future opportunities - growing value

- **Exploration**
  4 strong gas candidates
  2 strong oil candidates
- **Gas**
  Western Flank gas
  Perseus 1C
- **Oil**
  Western Flank oil
  Egret
  Wanaea Cossack infill



Lambert West
Persephone
Camelback
Tidepole Deep
Pemberton
Homer East
2006 firm gas well
2006 candidate gas well
2006 candidate oil well

- **Investment**
  NWSV could spend A$3 billion on exploration and developing gas and oil opportunities over next 5 years

Key messages

- Long-life reserves (NWSV ~24Tcf to produce)
- Very strong customer demand for uncontracted LNG volumes from 2009
- Pipeline of significant onshore and offshore projects over next 5 years
- Significant value capture through growing, managing and sustaining production

WOODSIDE

Woodside USA Business Unit

David McCubbin

President - Woodside Energy (USA) Inc.

Presented by Don Voelte

Sydney

16 November 2005

GoM strategy

Requirements for GoM success	Woodside pre-2005	Explore Enterprises	Gryphon Acquisition	Current
Strong lease position	✓	–	✓	✓
High quality seismic	✓	–	✓	✓
Experienced management	–	✓	–	✓
Technical team	✓	–	✓	✓
Access to deal flow	–	✓	✓	✓
Production	–	–	✓	✓

Delivering growth


EXPLORATION & APPRAISAL
PRODUCTION OPPORTUNITIES
COMMITTED PROJECTS
EXISTING BUSINESS
WEST CAMERON 90, 297
TOPAZ
EGMONT
BRETON SOUND
WESSON
CLAYMORE
ARENAL
VERMILLION 16/17
HIGH ISLAND A341
MUSTANG ISLAND 804
GALVESTON 298
MIDWAY
NEPTUNE
BRETON SOUND 41
EUGENE ISLAND 78
MATAGORDA ISLAND 721
WEST CAMERON 49, 489, 545, 567
HIGH ISLAND 52, 84, 85, 119
SHIP SHOAL 301
Delivering Value
OIL
GAS

WOODSIDE

GoM production



Bcfge
40
30
20
10
2005
2006
2007
2008
Estimates
Initial (post Gryphon acquisition)
Current (post Gryphon acquisition)
Neptune contribution



High Island 119



High Island 52



Breton Sound 41

GoM production



Mississippi
Louisiana
Texas
Atlantic Ocean
Pacific Ocean
West Cameron 49
Sabine Pass 3
High Island 52
Vermilion 17
New Orleans
Houston
Vermilion 16
Breton Sound 41
High Island 85
High Island 84
Eugene Island 78
Galveston 298
High Island 119
West Cameron 254
West Cameron 489
Matagorda Island 721
West Cameron 545
Ship Shoal 301
West Cameron 567
Brazos 39 (Midway)
High Island 341
Atwater Valley 574
Atwater Valley 575
Matagorda Island 806
Mustang Island 804
Atwater Valley 618 (Neptune)
Gulf of Mexico
0 50 100 150 200 250km

12 producing fields (eight operated)

9 development fields planned

3 development wells

GoM developments



	Woodside Working Interest %	Woodside Capital Cost US$M	Forecast Production Date
Mustang Island 804	75	10	Jan 2006
Galveston 298	100	7	Jan 2006
High Island A341	40	4	Jan 2006
Vermillion 16/17	20	3	Jan 2006
Brazos 39 (Midway)	50	5	End 2005
Atwater Valley 574, 575, 618 (Neptune)	20	172	Late 2007

2006 exploration

- **Secure long-term rig contracts**

  Deepwater: Currently negotiating rig contracts

  Shelf: 3 rigs drilling
  Expect 6 rigs drilling by Jan 2006

- **Up to 23 exploration wells planned**

- **Planned expenditure**

  ~US$134 Million

WOODSIDE

Key messages

Exploration wells ↗ 156%

2005 9 wells
2006 ~23 wells


2005
2006

Producing fields ↗ 83 %

2005 12 fields
2006 22 fields


2005
2006

Development projects ↗ 25%

2005 8 projects
2006 10 projects


2005
2006

WOODSIDE

WOODSIDE

Delivering Growth
Summary

Don Voelte

Chief Executive Officer

and Managing Director

Sydney

16 November 2005

Value Creation

- Overview – aspirations for big lift in production beyond the 2006 projects of Chinguetti, Otway, Enfield
- Financial Mngt – new projects deliver growth in cash flow, dividends and margins
- Exploration – 2006 drill activity up 90%, several large targets
- M & A – we have capability & capacity, but no pressure
- LNG Opportunity – Woodside is well placed as demand increases
- Browse – 2006 to be a big year with concept facilities selection studies, marketing and further drilling
- Pluto – Negotiations for gas sales well advanced with North Asian customers for base volumes

Value Delivery

- Operations – safety tracking well and costs under control. Productio target raised to be at least 59MMboe for 2005
- Africa – Chinguetti, our first operated international project from discovery to production, is just 3-4mths from delivery
- Australia – Otway and Enfield projects lift 2006 production. Stybarrow & Vincent target potential 2008 startup
- NWSV – expect 16.3mtpa LNG capacity for trains 1-5 (was 15.9). LNG enquiries 4-5 times available capacity
- USA – Building a high-value hub. First full-year of GoM production anticipated in 2006